

05040795

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 4/21

SEC FILE NO.
8-52125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



PROCESSING
RECEIVED
MAR 31 2005
SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PORTFOLIO ADVISORS ALLIANCE, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

2575 MCCABE WAY
(No and Street)

IRVINE	CALIFORNIA	92614
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCELLE A. LONG (949) 263-3720
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **MARCELLE A. LONG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PORTFOLIO ADVISORS ALLIANCE, INC.**, as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


MADOUL S. KOBTY
COMM. # 1383795
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. NOV. 7, 2006

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Portfolio Advisors Alliance, Inc.

Annual Audit Report

December 31, 2004

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Portfolio Advisors Alliance, Inc.

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income (Loss)	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplementary Information	
Schedule I:	
Computation of Net Capital Pursuant to Rule 15c3-1 Reconciliation with Company's Net Capital Computation	12
Independent Auditor's Report on Internal Control	13

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Portfolio Advisors Alliance, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, Inc. (the Company) as of December 31, 2004, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 11, 2005

Portfolio Advisors Alliance, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents		$ 939
Securities owned, at market value		6,445
Deposits at clearing organization		11,842
Commissions receivable		2,064
Prepaid expenses and other assets		892
Property and equipment, net of $10,946 accumulated depreciation		1,977
Total assets		$ 24,159

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses		$ 6,061
Commissions payable		235
State tax payable		800
Line of credit		5,547
		12,643
Stockholders' equity		
Common stock (no par value; 500,000 shares authorized; 40,000 shares issued and outstanding)	$ 4,000	
Additional paid-in capital	139,621	
Retained earnings (deficit)	(132,105)	
Total stockholders' equity		11,516
Total liabilities and stockholders' equity		$ 24,159

See independent auditor's report and accompanying notes.

Portfolio Advisors Alliance, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2004

Revenue:	
Commissions and related fees	$ 50,558
Interest, investment and other income	43,019
Total revenue	93,577
Expenses:	
Rent	45,036
Clearing charges	19,299
Professional fees	18,179
Commissions	3,623
Depreciation	1,809
Marketing	1,490
Other operating expenses	39,102
Total expenses	128,538
Loss before taxes	(34,961)
Tax provision	800
Net loss	$ (35,761)

See independent auditor's report and accompanying notes.

Portfolio Advisors Alliance, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
December 31, 2003	$ 4,000	$ 128,521	$ (96,344)	$ 36,177
Additional paid in capital		11,100		11,100
Net income (loss)			$ (35,761)	(35,761)
December 31, 2004	$ 4,000	$ 139,621	$ (132,105)	$ 11,516

See independent auditor's report and accompanying notes.

Portfolio Advisors Alliance, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(35,761)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		1,809
Unrealized loss on securities owned		2,941
(Increase) decrease in:		
Deposits at clearing organization		3,008
Commissions receivable		(1,930)
Prepaid expenses and other assets		(242)
Increase (decrease) in:		
Accounts payable and accrued expenses		11,159
Due to clearing organization		(694)
Commissions payable		235
State taxes payable		800
Net cash provided (used) by operating activities	$	(18,675)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		11,100
Net increase (decrease) in cash and cash equivalents	$	(7,575)
Cash and cash equivalents, beginning of year		8,514
Cash and cash equivalents, end of year	$	939
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	662

See independent auditor's report and accompanying notes.

Portfolio Advisors Alliance, Inc.

Notes to the Financial Statements

December 31, 2004

(1) Organization

Portfolio Advisors Alliance, Inc. was incorporated in the State of California on March 10, 1999 and approved for NASD membership on April 24, 2000. The purpose of the Corporation is to act as a broker/dealer engaging in general securities activities primarily in California. Securities transactions are cleared through Wedbush Morgan Securities, Inc. on a fully disclosed basis. Revenues are also generated through mutual fund transactions, which are processed directly by the mutual funds.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Marketable Securities
Securities are valued at market value. The resulting difference between cost and market value is included in income.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No.109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

(3) Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3. The Company does not receive or hold customer funds or securities and the does not carry accounts of, or for, customers.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $6,773, which exceeded the requirement by $1,773.

(5) Deposits at Clearing Organization

The Company's clearing organization requires that they maintain at least $25,000 in deposits. At December 31, 2004, the total amount of cash and equities with the clearing organization was $13,158 below the minimum requirement.

(6) Line of Credit

The Company has a revolving line of credit with MBNA America of $5,000 which carries an interest rate of 19.98 percent. At December 31, 2004, the outstanding balance on the line of credit was $5,547.

(7) Income Taxes

The net deferred tax assets consist of the following:

Deferred tax assets	$27,910
Valuation allowance	(27,910)
	$ 0

The most significant component of deferred tax assets is the result of net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance of $27,910 has been provided for. This is an $8,560 increase in the valuation allowance from December 31, 2003.

The components of the income tax provision (benefit) for income taxes for the year ended December 31, 2004 are as follows:

Current	
Federal	$ 0
State	800
Income tax provision	$ 800

As of December 31, 2004, the Company had federal and California net operating loss carryforwards that may be used to offset future taxable income of $120,476 and $117,440, respectively. The loss carryforwards are due to expire in the years ending 2019 through 2024 for federal and 2009 through 2014 for California.

(8) Related Party Transactions

The Company leases office space from Alliance Royale Advisors, Inc., a company under common control, on a month to month basis. During the year, the Company performed consulting services in exchange for rent which had a fair value of $45,036.

The Company also pays Alliance Royale Advisors, Inc. for various administrative services and costs. During the year ended December 31, 2004, the Company paid $450 for services and costs.

(9) Business Continuation

The Company's ability to continue as a going concern is dependent on the shareholders' continued contributions of capital.

SUPPLEMENTAL INFORMATION

Portfolio Advisors Alliance, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:		
Total stockholders' equity qualified for net capital		$ 11,516
Less: Non-allowable assets		
Non-allowable receivables	$ 907	
Prepaid expenses and other assets	892	
Property and equipment, net	1,977	
Total non-allowable assets		3,776
Net capital before haircuts on securities		$ 7,740
Less: Haircuts on securities		967
Net capital		$ 6,773
Net minimum capital requirement of 6.67% of aggregate indebtedness of $12,643 or 5,000, whichever is greater		5,000
Excess net capital		$ 1,773

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2004).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 18,098
Decrease in stockholders' equity	(12,833)
Decrease in non-allowable assets	1,508
Net capital per above computation	$ 6,773

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Portfolio Advisors Alliance, Inc.
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of Portfolio Advisors Alliance, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated March 11, 2005.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 11, 2005